UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2020

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Former Address of Principal Executive Offices)

1177 Avenue of the Americas
5th Floor
New York, NY 10036
(646) 694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 15, 2020, (i) Shihai Wang resigned from his position as a member of the Board of Directors of the Company, and (ii) Junfeng Zhao resigned from his position as Chief Financial Officer of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 16, 2020

WINS FINANCE HOLDINGS INC.

By: /s/ Renhui Mu

Name: Renhui Mu

Title:   Chief Executive Officer